                                              Filed by Kana Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                     Subject Company:  Kana Communications, Inc.
                                                   Commission File No. 000-26287


ON FEBRUARY 7, 2000, KANA COMMUNICATIONS, INC., A DELAWARE CORPORATION, SILKNET SOFTWARE INC., A DELAWARE CORPORATION, CMGI, INC., A DELAWARE CORPORATION, AND CMGI@VENTURES, A VENTURE CAPITAL AFFILIATE OF CMGI, INC., JOINTLY ISSUED THE FOLLOWING PRESS RELEASE:

                                                 P R E S S  R E L E A S E

Press Contacts:
Krista Thomas               Kyle F. Flaherty         Jason Cigarran
CMGI & CMGI @Ventures       Silknet Software         Kana Communications
650-233-0333, ext. 25       603-625-0070             650-298-9282 ext. 8873
krista@ventures.com         kflaherty@silknet.com    jcigarran@kana.com
----------------------      ---------------------


    CMGI @VENTURES EARLY STAKE IN SILKNET SOFTWARE TO CONVERT TO SUBSTANTIAL
                        POSITION IN KANA COMMUNICATIONS

             Kana Communications and Silknet Software Merge to Form
            Leading Provider of Customer-facing E-business Solutions

ANDOVER, MA and MENLO PARK, CA, February 7, 2000 - CMGI @Ventures, the venture capital affiliate of CMGI, Inc. (Nasdaq: CMGI), the world's largest and most diverse network of Internet companies, today welcomes the announcement of the multi-billion dollar merger between one of its minority holdings, Silknet Software, Inc. (Nasdaq: SILK) and Kana Communications, Inc. (Nasdaq: KANA). (See related release, "Kana and Silknet Sign Landmark Multi-Billion Dollar Deal.")

          With this merger, Kana will take online customer communications to a new level by adding Silknet's comprehensive customer-facing e-business platform and applications to Kana's existing solutions for marketing, sales and service. Customer-facing applications are unique in that they allow customers, including consumers, employees or partners, to view their relationship with an e-business such as their preferences, support requests, sales questions and order status.

          The combined company will extend its leadership position with a combined customer list of approximately 450 leading e-businesses that includes Microsoft, Williams-Sonoma, E*TRADE, and eBay.
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Under the terms of the proposed transaction, each outstanding share of Silknet common stock will be exchanged for 0.83 shares of Kana common stock, which represents a 21% premium over the average exchange ratio for the last 30 days. After approval and closure of the merger, CMGI @Ventures' 16.1 percent stake in Silknet Software becomes a 5.4 percent minority-ownership position in Kana Communications, Inc.

"We are very pleased with the proposed merger. The resulting combined entity will be a clear leader in the e-business communications software market" said Guy Bradley, General Partner with CMGI @Ventures and Director for Silknet Software. "E-businesses can now use one platform to manage customers and partners through multiple contact channels, including outbound and inbound e-mail, Web-based customer self-service, realtime messaging and voice over the Internet -- revolutionizing how e-businesses relate to their customers.

          At the forefront of the Internet revolution, CMGI and CMGI @Ventures leverage both financial and intellectual capital to identify and develop the businesses leading the new economy. With an impressive track record and a proven business model that marries operations to investment, the combined firm manages and invests in more than 60 leading Internet companies spanning content, community, e-commerce and infrastructure disciplines. CMGI @Ventures' track record includes successful Internet IPOs such as Lycos, GeoCities, Silknet, Chemdex and Critical Path, as well as multiple strategic company sales.


-- more --

About Silknet Software, Inc.

Silknet Software, Inc. (Nasdaq: SILK) provides the industry's leading customer-centric e-business applications and systems for Global 2000 and dot.com companies such as Office Depot, Microsoft, Priceline.com, Beyond.com, Sprint, Utility.com, Inacom and Bell Canada. Built from the ground up with Web technologies and standards, Silknet's software allows companies to build strong customer relationships through personalized marketing, sales, electronic commerce and customer support services. Silknet's approach integrates all customer interactions and data whether across the Web, by phone, through e-mail or in person, providing the company's agents, partners and the customers with a single view of their relationship. Silknet is headquartered in Manchester, N.H., with offices across North America and in Europe. Additional information can be obtained on the World Wide Web at http://www.silknet.com or by calling Silknet
                                  ----------------------
at 603-625-0070.

About Kana Communications, Inc.

Kana Communications, Inc. (Nasdaq: KANA) is a leading provider of comprehensive online customer communications solutions for marketing, sales and service. These mission critical applications support multiple channels of online contact including outbound and inbound e-mail, Web-based customer self-service, Web forms, real-time messaging and voice over the Internet. The company has more than 350 customers, including more than ten of the top twenty most visited sites on the Internet. Kana is based in Redwood City, California, with offices worldwide. For more information about the company, please visit Kana's web site at http://www.kana.com or call Jason Cigarran at (650) 298-9282 ext. 8873.

About CMGI and CMGI @Ventures

With more than 60 companies, CMGI, Inc. (Nasdaq: CMGI) represents the largest, most diverse network of Internet companies in the world. This network includes both CMGI operating companies and a growing number of synergistic investments through its venture capital affiliate,

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

CMGI @Ventures. CMGI leverages the technologies, content and market reach of its extended family of companies to foster rapid growth and industry leadership across its network, and the larger Internet Economy. Compaq, Intel, Microsoft, Pacific Century CyberWorks and Sumitomo hold minority positions in CMGI.

CMGI's majority-owned operating companies include Engage Technologies (Nasdaq:
ENGA), NaviSite (Nasdaq: NAVI), 1ClickBrands, 1stUp.com, Activate.net, AdForce, Adsmart, AltaVista, CMGI Solutions, Equilibrium, Flycast, iCAST, Magnitude Network, MyWay.com, NaviNet, SalesLink, Tribal Voice and ZineZone. The company's venture capital affiliate, CMGI @Ventures, has ownership interests in Lycos, Inc. (Nasdaq: LCOS), Critical Path (Nasdaq: CPTH), Silknet (Nasdaq: SILK), Chemdex (Nasdaq: CMDX), MotherNature.com (Nasdaq: MTHR), Asimba.com, AuctionWatch.com, Aureate Media, blaxxun, BizBuyer.com, Boatscape.com, buyersedge.com, CarParts.com, CraftShop.com, eCircles.com, eGroups.com, EXP.com, FindLaw, FoodBuy.com, Furniture.com, Gamers.com Half.com, HotLinks, Industria, INPHO/HomePriceCheck.com, Intelligent/Digital, KnowledgeFirst, KOZ.com, Mondera.com, MyFamily.com, NextMonet.com, NextOffice.com, NextPlanetOver.com, Oncology.com, OneCore.com, PlanetOutdoors.com, Productopia, SnapFish.com, Speech Machines, ThingWorld.com, Vicinity, Virtual Ink, Visto, Vstore and WebCT.

CMGI and CMGI @Ventures Corporate headquarters are located at 100 Brickstone Square, Andover, MA 01810. Telephone: 978-684-3600. Fax: 978-684-3814. CMGI
@Ventures also has offices at 3000 Alpine Road, Menlo Park, CA 94028; 650-233-0333. Additional information is available on the company's Web sites at

http://www.cmgi.com and http://www.ventures.com.
-------------------     -----------------------

                                     # # #

Silknet eService, Silknet eBusiness Experience, Silknet eCommerce, Silknet eSales and Silknet eBusiness System are trademarks of Silknet Software. All other trademarks are the property of their respective holders. Kana Communications, Kana and the Kana logo are trademarks of Kana Communications, Inc.

This release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address a variety of subjects including, for example, the expected benefits resulting from the proposed merger of Silknet Software and Kana Communications. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the merger may not receive necessary approvals or closing conditions may not be met such that the merger may not occur, the combined companies may experience difficulties integrating technologies, operations, and personnel, the merger may strain managerial and operational resources as management tries to oversee the larger operations and increased competition in the markets in which the combined entity will compete. For a detailed discussion of these and other cautionary statements, please refer to CMGI's filings with the Securities and Exchange Commission, including CMGI's Annual Report on Form 10-K for the most recently ended fiscal year.

Cautionary Note Regarding Forward-looking Statements Under the Private Securities Litigation Reform Act of 1995: Information in this release that involves Kana's expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about Kana's strategies in the marketplace, its market position and its relationship with customers. All forward-looking statements included in this release are based upon information available to Kana as of the date of the release, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current

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

expectations. Factors that could cause or contribute to such differences include, but are not limited to, the completion of the Silknet merger, and if completed, the successful integration of Silknet, competition, increased competition due to Kana's expanded product offering, risks associated with the evolving and varying demand for customer communication software, our ability to expand our operations, the successful integration BEI and NetDialog, acceptance of email and the Internet as a communications medium, litigation over property rights, and general economic factors. These and other factors are risks associated with our business that may affect our operating results are discussed in the Company's registration statement on Form S-1 declared effective by the Securities and Exchange Commission ("SEC") on September 21, 1999 and our quarterly reports on Form 10-Q filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Kana plans to file a Registration Statement on SEC Form S-4 in connection with the Merger, and Kana and Silknet expect to mail a Joint Proxy Statement/Prospectus to stockholders of Kana and Silknet containing information about the Merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Kana, Silknet, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of
                                           ------------------
the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Kana by directing a request through the Investors Relations portion of Kana's website at http://www.kana.com or by mail to Kana
                             -------------------
Communications, Inc., 740 Bay Road, Redwood City, CA 94063, attention: Jason Cigarran, telephone: (650) 298-9282 ext. 8873.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Kana and Silknet file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any reports, statements or other information filed by Kana or Silknet either company at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Kana's and Silknet' filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.
                                                ------------------

Kana, its directors, executive officers and certain other members of management and employees may be soliciting proxies form Kana stockholders in favor of the issuance of Kana common stock in the merger. Information concerning the participants in the solicitation is set forth in a Current Report on Form 8-K filed on February 7, 2000.

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